EXHIBIT 99.1

B COMMUNICATIONS LTD. RECEIVES NASDAQ LETTER REGARDING NON-COMPLIANCE WITH MINIMUM BID PRICE REQUIREMENT

Tel Aviv, Israel, April 27, 2020 – B Communications Ltd. (NASDAQ and TASE: BCOM) (“BCOM” or the “Company”) announced today that on April 22, 2020, BCOM received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) regarding BCOM’s non-compliance with the $1 per share minimum bid price requirement stated in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Requirement”).

Pursuant to the Nasdaq Listing Rules, the Company has been provided with a compliance period of 180 calendar days from the date of notification in which to regain compliance with the Minimum Bid Requirement. Additionally, due to the ongoing turmoil in the world financial markets, Nasdaq has determined to toll the compliance period for the Minimum Bid Requirement through June 30, 2020. As a result, the Company has until December 28, 2020 to regain compliance with the Minimum Bid Requirement. If at any time prior to December 28, 2020 the closing bid price of the Company’s ordinary shares is at least $1.00 for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

BCOM will actively monitor its closing bid price during the compliance period. Nasdaq’s notice has no immediate effect on the listing of the Company’s ordinary shares on Nasdaq and does not otherwise impact the Company’s listing on the Tel Aviv Stock Exchange. In the event the Company does not evidence compliance with the Nasdaq Listing Rules within any prescribed period and is not otherwise eligible for additional time to do so, the Company would be subject to delisting from Nasdaq. In that event, the Company would have the right to request a hearing before a Nasdaq Hearings Panel, which request would stay any further action by Nasdaq pending such hearing.

In lieu of delisting, BCOM could consider applying to Nasdaq to have its ordinary shares transferred to the Nasdaq Capital Market, provided that it satisfies all of the requirements for continued listing on that market, including market value of publicly held shares, but other than the $1 minimum bid price requirement. In that case, BCOM would need to notify Nasdaq of its intent to cure the minimum bid price deficiency during a second 180 day compliance period, including by way of a reverse share split, if necessary. In order to approve the transfer to the Nasdaq Capital Market, Nasdaq would need to verify that it believes that it would be possible for BCOM to cure the minimum bid price deficiency.

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “may”, “will”, “would” or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to compliance with the minimum bid requirements of Nasdaq or other listing criteria.

Media Contact

Yuval Snir
Investor Relations Manager
IL: +972-58-7004000
yuval@bcomm.co.il